SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
        Under the Securities Exchange Act of 1934 (Amendment No. 5)*

  American Resources Offshore, Inc. (f/k/a American Resources of Delaware,
                                   Inc.)
                                    (Name of Issuer)
                 Common Stock, par value $0.00001 per share
                             (Title of Class of Securities)
                                        029280104
                               (CUSIP Number)
                           David E. Schwartz, Esq.
                                  Secretary
                              TECO Energy, Inc.
                                 TECO Plaza
                          702 North Franklin Street
                            Tampa, Florida 33602
                               (813) 228-4111

                               with a copy to:
                         David R. Pokross, Jr., Esq.
                             Palmer & Dodge LLP
                              One Beacon Street
                              Boston, MA  02110
                               (617) 573-0100
          (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)
                            January 1, 1999 to June 29, 1999
                (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.
NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

                            (Page 1 of 13 Pages)
*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  02926 U 30 8           13D               Page 2 of 13 pages


----------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            TECO Oil & Gas, Inc.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   /__/
                                                      (b)   /__/
            Not Applicable
----------------------------------------------------------------
3.   SEC USE ONLY

----------------------------------------------------------------
4.   SOURCE OF FUNDS
            WC
----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                  /__/
            Not Applicable
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
----------------------------------------------------------------
                                    7.   SOLE VOTING POWER
     Number of                            0
     Shares                        -----------------------------
     Beneficially                  8.   SHARED VOTING POWER
     Owned By                             2,751,852
     Each                          -----------------------------
     Reporting                     9.   SOLE DISPOSITIVE POWER
     Person                               0
     With                          -----------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                          2,751,852
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            2,751,852
----------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                /__/
            Not Applicable
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.1%
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
            CO
----------------------------------------------------------------


CUSIP No.  02926 U 30 8           13D               Page 3 of 13 pages


----------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            TECO Energy, Inc.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   /__/
                                                      (b)   /__/
            Not Applicable
----------------------------------------------------------------
3.   SEC USE ONLY

----------------------------------------------------------------
4.   SOURCE OF FUNDS
            WC
----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                        /__/
            Not Applicable
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
----------------------------------------------------------------
                                    7.   SOLE VOTING POWER
     Number of                            0
     Shares                        -----------------------------
     Beneficially                  8.   SHARED VOTING POWER
     Owned By                             2,751,852
     Each                          -----------------------------
     Reporting                     9.   SOLE DISPOSITIVE POWER
     Person                               0
     With                          -----------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                          2,751,852
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            2,751,852
----------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                /__/
            Not Applicable
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.1%
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
            CO
----------------------------------------------------------------

CUSIP No.  02926 U 30 8           13D               Page 4 of 13 pages


     This  Amendment  No.  5  amends  and  restates  the  Statement on
Schedule 13D (the "Statement") filed by TECO Oil & Gas, Inc. ("TOG") and TECO Energy, Inc. ("TECO") with the United States Securities and Exchange Commission (the "SEC") on October 8, 1998, as amended by Amendment Nos. 1, 2, 3 and 4 filed on January 4, 1999, January 14, 1999, April 8, 1999 and June 8, 1999, respectively, to update the information presented therein and create a composite Statement presenting such information in one document. Accordingly, the Statement is hereby amended and restated in its entirety to read as follows:

Item 1.   Security and Issuer.

     This Statement relates to the Common Stock, $0.00001 par value per share, of American Resources Offshore, Inc. (f/k/a American Resources of Delaware, Inc.) ("ARO"). The address of ARO s principal executive office is 160 Morgan Street, Versailles, Kentucky 40383.

Item 2.   Identity and Background.

     This Statement is being filed by TOG and TECO, each of which is a Florida corporation. TECO directly owns 100% of the capital stock of TOG. A joint statement on Schedule 13D is being filed by TOG and TECO because TECO may be deemed to beneficially own capital stock of ARO stock beneficially owned by TOG by virtue of TECO s ownership of the capital stock of TOG. The principal business and office addresses of TOG and TECO are 702 North Franklin Street, Tampa, Florida 33602. TOG previously engaged in the exploration and development of conventional gas and oil but substantially discontinued operations during 1998. TECO is an electric and gas utility holding company with important diversified activities.

     The name, principal occupation, business address and citizenship of each of the executive officers and directors of TOG and TECO are set forth on Schedule I hereto.

     During the last five years neither TOG nor TECO, nor any of their executive officers or directors, have been (I) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or subjected TOG or TECO to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 below, pursuant to the terms of the Warrant (as defined below), on June 8, 1999, TOG exercised its right under the Warrant to purchase 2,004,693 shares of ARO Common
Stock at a purchase price per share of $0.0001 and an aggregate purchase price of $200.47 and, on June 29, 1999, TOG exercised its right under the Warrant to purchase 747,159 shares of ARO Common Stock at a purchase price per share of $0.0001 and an aggregate purchase

          CUSIP No.  02926 U 30 8      13D          Page 5 of 13 pages


price  of  $74.72.   The unexercised portion of the Warrant expired on
July  1,  1999.    In  each  case,  the purchase price was funded with
working capital and paid to ARO by check.

Item 4.   Purpose of Transaction.

     On March 5, 1998, a wholly owned subsidiary of ARO purchased certain offshore assets of TOG. A portion of the consideration paid for such assets consisted of a promissory note in the amount of $18,500,000 issued by ARO in favor of TOG (the "Note"). The Note matured on October 1, 1998 and is secured by a lien on all properties of ARO and its subsidiaries.

     As an inducement to TOG to accept the Note, ARO and TOG entered into a warrant agreement (the "Warrant Agreement") granting TOG a common stock purchase warrant (the "Warrant"). A copy of each of the Warrant Agreement and the Warrant are filed as Exhibits 2 and 3 hereto, respectively, and are by this reference incorporated herein. Because the Note had not been paid in full by October 1, 1998, TOG acquired the right under the Warrant to purchase (I), at a price of $2.67 per share, 600,000 shares of ARO Common Stock (the "Initial Shares"), plus (ii), at a price of $0.0001 per share, additional shares of ARO Common Stock equal to ten percent of the shares of the ARO Common Stock Outstanding (as defined below) on the date the Warrant was exercised. Because the Note had also not been paid in full by January 1, 1999, TOG acquired the right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARO Common Stock Outstanding on the date the Warrant was exercised. Finally, because the Note was not paid in full by April 1, 1999, TOG acquired the right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARO Common Stock Outstanding
o n the date the Warrant was exercised. "ARO Common Stock Outstanding," as used herein, means ARO Common Stock outstanding at any given time plus any options or rights to purchase ARO Common Stock, but does not include shares owned or held by or for the account of ARO ("treasury stock") or the Initial Shares. The Warrant expired on July 1, 1999. Prior to such expiration, TOG exercised rights to acquire 2,751,852 shares of ARO Common Stock at $0.0001 per share.

     On March 26, 1999, pursuant to a Stock Option Agreement (the "Stock Option Agreement"), TOG granted to R. Hale Energy Services, Inc. ("Hale") an irrevocable option (the "Option") to acquire the entire Warrant or all the shares of ARO Common Stock obtained upon exercise of the Warrant, as applicable, with an exercise price of $600,000. The Option may be exercised, in whole but not in part, at any time up to and including July 1, 2000. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is by this reference incorporated herein. According to a Statement on Schedule 13D filed by Hale with the SEC, Hale is wholly-owned by Richard A. Hale.

     Because of its default on the Note, ARO is obligated under the Warrant Agreement to increase the number of members of its board of directors by two, and TOG has the right to designate individuals to fill such positions. Under the Warrant Agreement, ARO has also agreed, while the Note remains unpaid, to take all actions within its

          CUSIP No.  02926 U 30 8      13D          Page 6 of 13 pages


control to maintain such individuals as directors of ARO. As of the date of this Schedule 13D, TOG has not exercised its right to designate two directors of ARO, but reserves the right to do so.

     Except as set forth herein, neither TOG nor TECO has any present plans, arrangements or understandings that relate to or would result in:

     (I) the acquisition by any person of additional securities of ARO, or the disposition of securities of ARO;

     (ii) an extraordinary corporate transaction, such as a merger, r e o r ganization or liquidation, involving ARO or any of its subsidiaries;

     (iii) a sale or transfer of a material amount of assets of ARO or of any of its subsidiaries;

     (iv) a n y change in the present board of directors or management of ARO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (v) any material change in the present capitalization or dividend policy of ARO;

     (vi) any other material change in ARO s business or corporate structure, including but not limited to, if ARO is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940;

     (vii) c h a nges in ARO s charter, bylaws or instruments c o r responding thereto or other actions which may impede the acquisition of control of ARO by any person;

     (viii) causing a class of securities of ARO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (ix) a class of equity securities of ARO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

     (x)     any action similar to any of those enumerated above.

     TOG and TECO expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as ARO s business operations and prospects. Based on such evaluations, from time to time in the future, either TOG or TECO may acquire additional shares of ARO capital stock, and TOG may dispose of some or all of the shares of ARO Common Stock it has acquired upon exercise of the Warrant in the open market, in privately negotiated transactions or in

          CUSIP No.  02926 U 30 8      13D          Page 7 of 13 pages


accordance with any exercise of the Option.

Item 5.   Interest in Securities of Issuer.

     (a) TOG beneficially owns approximately 2,751,852 shares of ARO Common Stock, consisting entirely of shares issued on exercise of the Warrant described in Item 4.

          On June 8, 1999, TOG exercised its right to purchase 2,004,693 shares at $0.0001 per share; on June 29, 1999, TOG exercised its right to purchase 747,159 additional shares at $0.0001 per share. Those 2,751,852 shares so purchased represent 21.1% of the ARO Common Stock issued and outstanding (but not including treasury stock) computed in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based on 10,261,074 shares of ARO Common Stock outstanding on March 31, 1999, as reported in ARO s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999. The unexercised portion of the Warrant expired on July 1, 1999.

          TECO may, by virtue of its ownership of the capital stock of TOG, be deemed to beneficially own the shares of ARO Common Stock beneficially owned by TOG.

     (b) TOG has voting and investment power over the 2,751,852 shares it owns; TECO may be deemed to beneficially own all such shares. TOG s voting and investment power are subject to the right of Hale to acquire such shares pursuant to the Option.

          On March 26, 1999, for $10.00, TOG granted the Option to Hale. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is by this reference incorporated herein. On June 8, 1999 and June 29, 1999, TOG exercised portions of the Warrant as described more fully in Items 3, 4 and 5(a). The unexercised portion of the Warrant expired on July 1, 1999.

     (d) Other than Hale s right under the Option to acquire the shares acquired upon exercise of the Warrant, neither TOG nor TECO, nor to the best of their knowledge any of the individuals named on Schedule I attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of ARO Common Stock beneficially owned by TOG.

     (e)  Not applicable.

          CUSIP No.  02926 U 30 8      13D          Page 8 of 13 pages



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     The Warrant Agreement provides that, under certain circumstances, ARO will file a registration statement covering the shares of ARO Common Stock issued upon exercise of the Warrant and use its best efforts to cause such registration statement to be become effective and remain effective for up to 180 days. Additionally, TOG has certain "piggy-back" registration rights.

     On March 26, 1999, TOG granted the Option to Hale pursuant to the Stock Option Agreement. The Option represents an irrevocable right to acquire all the shares of ARO Common Stock obtained upon exercise of the Warrant, at an exercise price of $600,000. The Option may be exercised, in whole but not in part, at any time up to and including July 1, 2000. A copy of the Stock Option Agreement is filed as
Exhibit 4 hereto and is by this reference incorporated herein.

     T h e r e are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock of ARO, other than as referred to herein.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1    Agreement as to Joint Filing of Schedule 13D.

Exhibit 2 Warrant Agreement dated as of March 5, 1998, between American Resources of Delaware, Inc. and TECO Oil & Gas, Inc. (Filed as Exhibit 10.91 to Amendment No. 1 ARO s Current Report on Form 8-K (File No. 0-21472) dated as of March 5, 1998 and incorporated herein by reference.)

Exhibit 3 Warrant issued by American Resources of Delaware, Inc. in favor of TECO Oil & Gas, Inc. (Filed as Exhibit 3 to the
             Schedule 13D filed with the SEC on October 8, 1998 (File No. 5-46969) and incorporated herein by reference.)

Exhibit 4 Stock Option Agreement dated as of March 26, 1999 between TECO Oil & Gas, Inc. and R. Hale Energy Services, Inc. (Filed as Exhibit 3 to the Schedule 13D filed with the SEC on April 5, 1999 on behalf of R. Hale Energy Services, Inc. and Richard A. Hale and incorporated herein by reference.)

          CUSIP No.  02926 U 30 8      13D          Page 9 of 13 pages


                                SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

                              July 2, 1999

                              TECO OIL & GAS, INC.



                              By /s/ Royston K. Eustace
                                 Royston K. Eustace
                                 President


                              TECO ENERGY, INC.



                              By/s/ Royston K. Eustace
                                 Royston K. Eustace
                                 Senior Vice President-Business
                                 Development

          CUSIP No.  02926 U 30 8      13D          Page 10 of 13 pages


                                 SCHEDULE 1

   Directors and Executive Officers of TECO Oil & Gas, Inc. and TECO
                             Energy, Inc.

       The name and present principal occupation or employment of each of the directors and executive officers of TECO Oil & Gas, Inc. and TECO Energy, Inc. are set forth below. Unless indicated otherwise, each individual listed below has a business address of TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, and is a citizen of the United States of America.

                         TECO Oil & Gas, Inc.

*  Royston K. Eustace              *  Gordon L. Gillette
   President                          Vice President and
   (Mr. Eustace is a citizen          Treasurer
   of both Canada and the
   United Kingdom)

                          TECO Energy, Inc.

*  Girard F. Anderson                 Sheila M. McDevitt
   Chairman of the Board              Vice President General
                                      Counsel

*  Robert D. Fagan
   President and Chief Executive   *  DuBose Ausley
   Officer                            Ausley & McMullen
                                      P.O. Box 391 (Zip: 32303)
   Gordon L. Gillette                 227 South Calhoun Street
   Vice President Finance             Tallahassee, FL 32301
   and Chief Financial Officer
                                   *  Sara L. Baldwin
   John B. Ramil
   President Tampa Electric        *  H. L. Culbreath
   Company

   William N. Cantrell             *  James L. Ferman, Jr.
   President People Gas Companies     Ferman Motor Car Company,
                                      Inc.
   Roger A. Dunn                      1306 W. Kennedy Blvd.
   Vice President Human Resources     Tampa, FL 33606

   Royston K. Eustace              *  Edward L. Flom
   Senior Vice President-Business
   Development                     *  Henry R. Guild, Jr.
                                      Northeast Investment
   Roger H. Kessel                    Management, Inc.
   Executive Vice President           50 Congress Street,
                                      Room 1020
                                      Boston, MA 02109

          CUSIP No.  02926 U 30 8      13D          Page 11 of 13 pages


*  Tom L. Rankin                   *  John A. Urquhart
   101 E. Kennedy Blvd.               John A. Urquhart Associates
   Tampa, FL 33602                    111 Beach Road
                                      Fairfield, CT 06430
*  William P. Sovey
   Newell Co.                      *  James O. Welch, Jr.
   One Millington Road                200 DeForest Avenue
   Beloit, WI  53511                  Easy Hanover, NJ 07936-1944

*  J. T. Touchton
   The Witt-Touchton Company
   One Tampa City Center,
   Suite 3405
   Tampa, FL 33602




*Director

          CUSIP No.  02926 U 30 8      13D          Page 12 of 13 pages


                               EXHIBIT INDEX

Exhibit             Description

1         Agreement as to Joint Filing of Schedule 13D.

2 Warrant Agreement dated as of March 5, 1998, between American Resources of Delaware, Inc. and TECO Oil & Gas, Inc. (Filed as Exhibit 10.91 to Amendment No. 1 ARO s Current Report on Form 8-K (File No. 0-21472) dated as of March 5, 1998 and incorporated herein by reference.)

3 Warrant issued by American Resources of Delaware, Inc. in favor of TECO Oil & Gas, Inc. (Filed as Exhibit 3 to the
          Schedule 13D filed with the SEC on October 8, 1998 (File No. 5-46969) and incorporated herein by reference.)

4 Stock Option Agreement dated as of March 26, 1999 between TECO Oil & Gas, Inc. and R. Hale Energy Services, Inc. (Filed as Exhibit 3 to the Schedule 13D filed with the SEC on April 5, 1999 on behalf of R. Hale Energy Services, Inc. and Richard A. Hale and incorporated herein by reference.)


          CUSIP No.  02926 U 30 8      13D          Page 13 of 13 pages


                                 EXHIBIT 1
             AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

       Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13D, and agrees that this Schedule 13D is filed on its behalf.


                              July 2, 1999

                              TECO ENERGY, INC.



                              By /s/ Royston K. Eustace
                                 Royston K. Eustace
                                 Senior Vice President-Business
                                 Development


                              TECO OIL & GAS, INC.



                              By/s/ Royston K. Eustace
                                 Royston K. Eustace
                                 President